United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
April 2008
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F  X  Form 40-F
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes       No  X
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes       No  X
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes       No  X
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Press Release
Signature Page

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS MEETING OF COMPANHIA VALE DO RIO DOCE, HELD ON APRIL 29, 2008.
PUBLICLY HELD COMPANY
CORPORATE TAX REGISTRATION (CNPJ) 33,592,510/0001-54
BOARD OF TRADE REGISTRATION (NIRE) 33,300,019,766

01 -	LOCATION, DATE AND TIME:

At Companhia Vale do Rio Doce (“VALE” or “Company”) head office, at Avenida Graça Aranha, 26, 19th floor, Rio de Janeiro, on April 29, 2008, at 4:30 p.m.

02 -	PANEL:

Chairman: Mr. Jorge Luiz Pacheco
Secretary: Mrs. Maria Isabel dos Santos Vieira

03 -	ATTENDANCE AND QUORUM:

Attended by the shareholders representing more than two thirds of the voting capital, as recorded in the Shareholder Attendance Ledger, thereby confirming the quorum for decisions listed in the Agenda.

Also present are Mr. Tito Botelho Martins Júnior, VALE Executive Officer of Corporate Affairs & Energy; Messrs Marcelo Cavalcanti Almeida and Vivian Pain Lopes, the representatives of External Auditors Deloitte Touche Tohmatsu Auditores Independentes, pursuant to §1º, of Article 134, of Law # 6,404/76, and §1º of Article 8º of Law #6,404/76; and Messrs José Bernardo de Medeiros Neto, Marcelo Amaral Moraes and Aníbal Moreira dos Santos, effective members of the Fiscal Council, pursuant to Article 164 of Law #6,404/76.

04 -	SUMMONS:

Publication of Notice, duly published in the Jornal do Commercio and in the DCI on March 28, 29, 30, 31 and April 01, 2008, and in the Official Gazette

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General Shareholders’ Meetings held on April 29, 2008.

of the State of Rio de Janeiro on March 28 and 31, and April 1, 2008, with the following Agenda:

I.	ORDINARY GENERAL SHAREHOLDERS MEETING:

1.1.	Appreciation of the managements’ report and analysis, discussion and vote on the financial statements for the fiscal year ending December 31, 2007;

1.2.	Proposal for the destination of profits of the said fiscal year and approval of the investment budget for the Company;

1.3.	Appointment of the members of the Fiscal Council; and

1.4.	Establishment of the remuneration of the Senior Management and Fiscal Council members.

II.	EXTRAORDINARY GENERAL SHAREHOLDERS MEETING:

2.1.	The Approval for the Protocol and Justification of Merger of Ferro Gusa Carajás S.A., a wholly-owned subsidiary of the Company, pursuant to articles 224 and 225 of the Brazilian Corporate Law;

2.2.	To ratify the appointment of Deloitte Touche Tohmatsu Auditores Independentes, the experts hired to appraise the value of the company to be merged;

2.3.	To decide on the Appraisal Report, prepared by the expert appraisers; and

2.4.	The Approval for the Merger of Ferro Gusa Carajás S.A., without a capital increase or the issuance of new shares by the Company.

05 -	READING OF DOCUMENTS:
The reading of the following documents, except for the Convening Notice, was unanimously waived by the voting shareholders, except for the Federal Union which dissented, because a copy of them was delivered to each of the Shareholders attending this Meeting: (i) the Notice to the Shareholders published in the Jornal do Commercio and DCI on March 28, 29, 30, 31 and April 1, 2008, in the Official Gazette of the State of Rio de Janeiro on March 28 and 31, and April 1, 2008; (ii) Management Report, Financial Statements for the fiscal year ended December 31, 2007, including the Consolidated Statements, External Auditors Report by Deloitte Touche Tohmatsu Auditores Independentes, published in the Official Gazette of the State of Rio de Janeiro on April 18, 2008, and in the Jornal do Commercio, Gazeta Mercantil, and Valor Econômico on April 18, 19, 20 and 21, 2008; (iii) Proposal of the Executive Officers Board relating to the allocation of the income for the fiscal year ended December 31, 2007 and the Investment Budget; (iv) Board of Directors

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General Shareholders’ Meetings held on April 29, 2008.
and Fiscal Council Reports on the destination of profits; (v) Protocol and Justification of Merger of Ferro Gusa Carajás S.A.; (vi) Appraisal Report of Ferro Gusa Carajás S.A. prepared by Deloitte Touche Tohmatsu Auditores Independentes; and (vii) Fiscal Council Report on the Protocol and Justification of Merger of Ferro Gusa Carajás S.A. into VALE.
Therefore, after discussion, and comments by the Shareholders on the above mentioned documents, the following resolutions were made:

06.	DELIBERATIONS:
The following deliberations were approved by the voting shareholders, not counting, however, the dissension in the form of voting abstention, by the Federal Union, funds managed by BB Asset Management DTVM S.A., Caixa Econômica Federal, except for item 6.4.1.

6.1. -	unanimously, the present written minutes were approved in a summarized form as well as the respective publication of the same, omitting the signatures of the present Shareholders, pursuant to article 130, §§1º and 2º, of Law # 6,404/76;

6.2. -	unanimously, the Management Report and the Financial Statements with favorable opinion by the Board of Directors and the Fiscal Council, in the meeting held on February 28, 2008, as well as the External Auditors Report by Deloitte Touche Tohmatsu Auditores Independentes, related to the fiscal year ending on December 31, 2007;

6.3. -	by the majority of the shareholders, the proposal by the Executive Officers Board, with favorable opinion by the Board of Directors and the Fiscal Council in the meeting held on February 28, 2008, to allocate the earnings from the year ending on December 31, 2007, as follows:
“PROPOSAL FOR THE DESTINATION OF EARNINGS IN THE YEAR ENDING DECEMBER 31, 2007. Members of the Board of Directors, the Executive Board of Companhia Vale do Rio Doce, bearing in mind the terms in Article 192 of Law number 6,404 (with the new text provided by Law # 10,303) and those of Articles 41 to 44 of the Company Bylaws, hereby presents a proposal to the Board of Directors for the destination of profits earned in the year ending December 31, 2007. The net earnings in the year, as shown in the Financial Statements, amounted to R$20,005,561,939.83 (twenty billion, five million, five hundred and sixty one thousand, nine hundred and thirty nine reais and eighty three cents), calculated according to the accounting principles enshrined in the Brazilian Corporate Law and the norms and pronouncements established by the Comissão de Valores Mobiliários — CVM (Brazilian securities commission). To the net earnings figure will be added the Reserve for Profits to be

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General Shareholders’ Meetings held on April 29, 2008.
Realised, of R$61,617,320.38 (sixty one million, six hundred and seventeen thousand, three hundred and twenty reais and thirty eight cents). These amounts total R$20,067,179,260.21 (twenty billion, sixty seven million, one hundred and seventy nine thousand, two hundred and sixty reais and twenty one cents) for which the following destination is proposed: I –LEGAL RESERVE. 5% of the net earnings for the year, must be placed in this reserve, up to a limit of 20% (twenty percent) of the Paid-up Capital, in accordance to the terms of Article 193 of Law number 6,404 and Article 42 of the Company Bylaws, in other words, R$1,000,278,096.99 (one billion, two hundred and seventy eight thousand, ninety six reais and ninety nine cents). II – DIVIDENDS / INTEREST ON SHAREHOLDERS’ EQUITY. The minimum obligatory dividend of 25%, as set out under Article 202, of Law number 6,404 and Article 44 of the Company Bylaws, is determined on the basis of adjusted net earnings, which for the financial year 2007 amounted to R$19,066,901,163.22 (nineteen billion, sixty six million, nine hundred and one thousand, one hundred and sixty three reais and twenty two cents). This corresponds to net earnings in the financial year of R$20,005,561,939.83 (twenty billion, five million, five hundred and sixty one thousand, nine hundred and thirty nine reais and eighty three cents), deducting a legal constituted reserve of R$1,000,278,096.99 (one billion, two hundred and seventy eight thousand, ninety six reais and ninety nine cents) and adding the realization during the year of the Unrealized income of R$61,617,320.38 (sixty one million, six hundred and seventeen thousand, three hundred and twenty reais and thirty eight cents). Thus, the minimum obligatory dividend of 25% on adjusted net profit will amount to R$4,766,725,290.81 (four billion, seven hundred and sixty six million, seven hundred and twenty five thousand, two hundred and ninety reais and eighty one cents) corresponding to R$0.98641 (ninety eight cents, six tenth, four hundredth and one thousandth of cents) per outstanding share. Article 5 of the Company Bylaws determines that Company’s preferred shares have priority in the receipt of annual dividends for a minimum of 6% on the tranche of capital constituted by this class of share or 3% of the net equity value per share. As at December 31, 2007, this reference value for the minimum annual dividend is respectively: R$655,536,010.91 (six hundred and fifty five million, five hundred and thirty six thousand, ten reais and ninety one cents) which corresponds to R$ 0.35 (thirty five cents) per outstanding preferred share or R$687,520,971,10 (six hundred eighty seven million, five hundred and twenty thousand, nine hundred and seventy one reais and ten cents), corresponding to R$ 0.36 (thirty six cents) per outstanding preferred share respectively. Therefore, bearing in mind the prerogative to pay interest on shareholders’ equity, based on Article 42, sole paragraph and Article 45, of the Company Bylaws, as well as the cash situation of the Company, the Senior Management is proposing: a) The ratification of the distributions, based on the Senior Management’s proposal and approved by the Board of Directors, occurred on October 18, 2007, of the amount of R$14,401,958,28 (fourteen million, four hundred and one thousand and nine hundred fifty eight reais and twenty eight cents) paid

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General Shareholders’ Meetings held on April 29, 2008.
from October 31, 2007; b) Approve payment of R$4,752,323,332.53 (four billion, seven hundred and fifty two million, three hundred and twenty three thousand, three hundred and thirty two reais and fifty three cents) in dividends and/or interest on shareholders’ equity to be paid in two tranches, in April and October 2008, respectively, being the Board of Directors, under the terms of Article 14, section XVI, of the Company Bylaws, as well as Article 192 of Law number 6,404/76, allowed to rule, ad referendum, subject to an Ordinary General Shareholders Meeting, on the respective payment. Once the deliberation of the interest on shareholders’ equity occurs, an amount referring to the withholding tax will be added to the total of the proposed remuneration. III – TAX INCENTIVE RESERVE. The Company is the beneficiary of certain exemptions/reduction from income tax on the earnings resulting from regulated exploration, (a) in the Constituted Report number 0154/2004 issued by the Agência de Desenvolvimento do Nordeste — ADENE, actually known as Superintendência do Nordeste — SUDENE (Northeast Development institution) relative to tax incentives granted for the extraction of sodium chlorate and potash chlorate in the state of Sergipe, Brazil and (b) in the Constituted Report number 023/2007 issued by the Agência de Desenvolvimento da Amazônia — ADA, actually known as Superintendência de Desenvolvimento da Amazônia (Amazonian Development institution) relative to tax incentives are granted to copper extraction in the state of Pará. According to the Company’s registers, the value of reduced or exempted income tax for the financial year 2007 is R$80,367,507.98 (eighty million, three hundred and sixty seven thousand, five hundred and seven reais and ninety eight cents). Under the fiscal legislation governing this incentive, according to Article 545 of the Regulamento do Imposto de Renda — RIR (Income Tax Regulations), the tax which is not paid due to the exemption may not be distributed to shareholders, and must be set aside in a reserve used exclusively for increasing of paid-up capital or absorption of losses. Thus, although this reserve is not covered under the Company Bylaws, neither is it covered by Brazilian Corporate Law, the destination of the amount of exempted income tax is compulsory in practical terms, as governed by the tax legislation, implying that the non-constitution of such a reserve would result in the waiving of the right to tax exemption, so resulting in the payment to the tax authorities of the tax that would thus be owed. Being thus duly explained, we propose to allocate the amount of is R$80,367,507.98 (eighty million, three hundred and sixty seven thousand, five hundred and seven reais and ninety eight cents) to this reserve. IV -EXPANSION/INVESTMENT RESERVE. It is proposed that the remaining balance of accumulated earnings, of R$14,219,808,364.43 (fourteen billion, two hundred and nineteen million, eight hundred and eight thousand, three hundred and six four reais and forty three cents) be destined to the expansion/investment reserve to pay for the investment projects outlined in the Company’s budget. Bearing in mind the need to comply with Article 196 of Law number 6,404/76, the investment budget

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General Shareholders’ Meetings held on April 29, 2008.
shall be submitted to an Ordinary General Shareholders Meeting for approval. V - SUMMARY. This proposal covers the following destination for net earnings in the financial year 2007: ORIGINS: Net earnings for the year — R$20,005,561,939.83; Realisation of reserves for profit to be realised - R$61,617,320.38; TOTAL — R$20,067,179,260.21. DESTINATIONS: Legal reserve — R$1,000,278,096.99; Tax incentive reserve — R$80,367,507.98; Expansion/investment reserve — R$14,219,808,364.43; Remuneration to shareholders - R$4,766,725,290.81 (Interim dividends — R$14,401,958.28; Interest on shareholders’ equity — R$4,752,323,332.53); TOTAL — R$20,067,179,260.21. Being thus duly explained, we hereby submit this proposal to the Members of the Board of Directors, as deliberated on by the Senior Management. Rio de Janeiro, February, 25, 2008. Roger Agnelli, Chief Executive Officer; Fabio de Oliveira Barbosa, Chief Financial Officer and Investor Relations; Tito Botelho Martins, Executive Officer for Corporate Affairs and Energy; Gabriel Stoliar, Executive Officer for Planning and Business Development; Carla Grasso, Executive Officer for Human Resources and Corporate Services; José Carlos Martins, Executive Officer for Ferrous Minerals; Eduardo de Salles Bartolomeo, Executive Officer for Logistics; Murilo de Oliveira Ferreira, Executive Officer for Nickel and Basic Metals; José Auto Lancaster Oliveira, Executive Officer for Cooper, Coal and Aluminum; Demian Fiocca, Executive Officer for Technology and Management.”

6.4. -	the appointment of the Fiscal Council members, whose term shall last until the 2009 Ordinary General Shareholders’ Meeting is held, as follows:
6.4.1.	Appointed by bearers of preferential class “A” shares present, Messrs. BERNARD APPY and MARCOS PEREIRA AUCÉLIO as member and respective alternate, as indicated by Federal Union and adhesion of the funds managed by BB Asset Management DTVM S.A., Caixa Econômica Federal, Citibank N.A and HSBC Corretora de Títulos e Valores Mobiliários S.A.

6.4.2.	Appointed by the other voting shareholders, Messrs, ANTÔNIO JOSÉ FIGUEIREDO FERREIRA; MARCELO AMARAL MORAES and ANÍBAL MOREIRA DOS SANTOS, as effective members and Messrs. MARCOS COIMBRA and OSWALDO MÁRIO PÊGO DE AMORIM AZEVEDO as alternates for the first members appointed hereby. The alternate member for Mr. Aníbal Moreira dos Santos was not appointed;

6.5. -	by the majority of the shareholders, the determination of the annual global remuneration for the Senior Management, Members of the Board of Directors, Advisory Committees and Fiscal Council the management for the year 2008, at up to at up to R$97 million to be distributed by the Board of Directors;

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General Shareholders’ Meetings held on April 29, 2008.

6.6. -	by the majority of the shareholders, the determination of the monthly remuneration for each acting member of the Fiscal Council from May 1, 2008, until the holding of the 2009 Ordinary General Shareholders Meeting, at ten per cent of the average remuneration paid to each director. Benefits, allowances and shares in profits not included in that figure, besides the right to reimbursement of traveling and lodging expenses necessary to the performance of their duties. The alternate members will only receive remuneration when substituting for their respective effective members, in case of vacancy, disqualification or absence.

6.7. -	unanimously, the Protocol of Justification of Merger of Ferro Gusa Carajás S.A. (“FGC”), a wholly-owned subsidiary of VALE;

6.8. -	unanimously, to ratify the appointment, pursuant to Article 8º of Law #6.404/76, of Deloitte Touche Tohmatsu Auditores Independentes, a company with expertise to prepare the report containing the appraisal value of the net profit of such company to be converted to VALE’s assets. Upon prior consultation, Deloitte Touche Tohmatsu Auditores Independentes accepted the engagement and is able to deliver the report;

6.9. -	unanimously, the Appraisal Report of FGC, prepared by Deloitte Touche Tohmatsu Auditores Independentes;

6.10. -	unanimously, the merger of FGC into VALE, without the issuance of new shares or capital increase in the Company’s capital, at the respective net book value as per the balance sheets at February 29, 2008, with the transfer of its assets to the Company. With the merger of FGC into VALE, the Company unconditionally assumes all properties, rights and obligations of FGC, of a legal or conventional order, under the terms of current legislation.

07 -	ADJOURNMENT

At 5:30 p.m., these Minutes were read, approved and signed by those who were present.

We hereby certify that this is a true copy of the Minutes that were registered in the proper book.
Rio de Janeiro, April 29, 2008.

Jorge Luiz Pacheco	Maria Isabel dos Santos Vieira
Chairman	Secretary

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: April 29, 2008	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations